

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2024

Mark Pearson
Chief Executive Officer
Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, New York 10104

> **Re: Equitable Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 19, 2024**
> **File No. 333-282204**

Dear Mark Pearson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Benjamin Nixon, Esq.